Exhibit 1

PRESS RELEASE

Gentium Announces Italian Legal Proceeding

Villa Guardia (Como), Italy (August 26, 2008) - Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that a legal proceeding has been commenced against the Company’s Board of Directors and Board of Statutory Auditors in the Court of Como in Italy seeking to prevent a proposed financing transaction from proceeding and alleging misconduct in connection with that transaction. The action was brought by Sigma Tau Finanziaria S.p.A. and a related entity, which together with their affiliates beneficially hold approximately 18% of the Company’s outstanding securities. The Court has scheduled an initial hearing in September on this matter and has issued an interim measure ordering that the proposed transaction not proceed.

The members of the Board of Directors and Board of Statutory Auditors will take all necessary actions in order to vigorously defend against the claims and explore appropriate legal recourse. Nevertheless, the Company remains committed to the development of Defibrotide for the benefit of patients worldwide and all of our shareholders.

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Orphan Drug status and Fast Track Designation by the U.S. FDA to treat Severe VOD and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results, including the outcome of any litigation, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F for the year ended December 31, 2007 under the caption “Risk Factors.”

Source: Gentium

Contacts:

Gentium S.p.A.
Gary Gemignani, +1 212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Laura Okpala, +1 617-583-1306
Investor Relations (US)
lokpala@troutgroup.com

Lifonti & Company
Luca Ricci Maccarini, +39 02 7788871
Investor Relations (Italy)
luca.maccarini@lifonti.it